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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

MAR 0 4 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SageTrader, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery St. Street, Suite 608

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Cooper **(415) 293-3894**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14048299

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

3/21/14

OATH OR AFFIRMATION

I, Alan Cooper , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of SAGETRADER, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Subscribed and sworn to before me
this 28 day of Feb. 2014

Notary Public

LEAH M. RESCATE
Commission # 2049773
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2017

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member
SageTrader, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of SageTrader, LLC as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of SageTrader, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 28, 2014

SAGETRADER, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	61,909
Receivable from clearing broker		112,746
Commissions receivable		29,595
Reimbursed expenses receivable from customers		238,147
Deposit with clearing broker		775,052
Prepaid expenses, deposits and other		36,574
Office equipment		57,287
Total assets	$	1,311,310

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	373,219
Member's equity		938,091
Total liabilities and member's equity	$	1,311,310

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

SageTrader, LLC (the "Company") is a Delaware limited liability company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware limited liability company, making the Company a wholly-owned subsidiary of SBH. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the National Futures Association ("NFA").

The Company has two correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation (the "Clearing Broker (1)")) and (2) Wedbush Securities Inc. (the "Clearing Broker (2)) (collectively, the "Clearing Brokers"). Both provide custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to either Clearing Broker (1) or Clearing Broker (2).

During 2013, the Company maintained an agreement with R.J. O'Brien & Associates and with E D & F Man Capital Markets Inc. for futures clearing services. However, there were no transactions with either futures clearing broker during 2013.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $16,517. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

Revenue Recognition

Commissions from customer accounts are generated through introducing customers to the Clearing Brokers. Commission revenue is recorded on a trade date basis as securities transactions occur as reported by the Clearing Brokers. Commissions receivable represent amounts due from Clearing Brokers and reimbursed expenses receivable from customers represents costs invoiced to the customer. The Company believes all amounts are fully collectable.

1. Business and Summary of Significant Accounting Policies (continued)

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Credit Risk

At December 31, 2013, one customer accounts for 76% of reimbursed expenses receivable from customers as shown on the accompanying statement of financial condition.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $592,180, which was $547,180 in excess of its required net capital of $45,000. The Company's aggregate indebtedness to net capital ratio was 0.63 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

Effective June 1, 2013, the Company leased office space at 747 Third Street, New York, NY. The lease expires on June 1, 2014.

The Company leases its main office space under terms of a lease agreement that expires on March 31, 2014. The Company expects to occupy its current main office space for one additional month after lease expiration. The Company is in negotiations for new space that it intends to occupy beginning May 1, 2014.

The future minimum lease payments are as follows:

2014	$ 23,904

6. Regulatory

As a result of a routine financial and operational examination of the Company in 2013, FINRA staff issued an exception to their exam noting that the Company was not in compliance with SEA Rule 15c3-3 because the Company inadvertently handled customer cash totaling $2,200 in four instances in early 2013 in violation of its exemption from the rule. The Company instituted additional procedures to prevent this from occurring again and responded to FINRA as such. The Company continues to claim exemption from SEA Rule 15c3-3 and believes that its current policies and procedures comply with the provisions of the rule.

7. Note Payable

During 2013, the Company received loans totaling $500,000 from the Parent (the Note). On December 23, 2013, the Company and the Parent agreed to convert the Note to equity and treat the money received from the Note as contribution of capital to the Company. A total of $9,991 of interest was accrued on the Note and is included in accrued expenses on the accompanying statement of financial condition.

8. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to Clearing Broker (1). The Company earned commission revenue of $69,754 from these accounts during 2013. These are included in commissions from customer accounts on the accompanying statement of operations.

9. Subsequent Events

Management evaluated subsequent events through February 28, 2014, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2014 to February 28, 2014, the Company received $550,000 of contributions from the Parent.